Exhibit 99.1

Custom Built Biology for Patients 1 Oncology Day 2021 Molecular P artners A G, S witzerland (SIX: MOLN)

This presentation is not an offer to sell or a solicitation of offers to purchase or subscribe for shares of Molecular Partners AG, nor shall it or any part of it nor the fact of its distribution form the basis of, or be relied on in connection with, any contract or investment decision. This presentation is not an offering circular within the meaning of Article 652a of the Swiss Code of Obligations, nor is it a listing prospectus as defined in the listing rules of the SIX Swiss Exchange AG or a prospectus under any other applicable laws. Copies of this presentation may not be sent to countries, or distributed in or sent from countries, in which this is barred or prohibited by law. This document is not a prospectus or a prospectus equivalent document and investors should not subscribe for or purchase any securities referred to in this document. This document does not constitute a recommendation regarding the shares. This presentation contains specific forward - looking statements, beliefs or opinions, including statements with respect to the product pipelines, potential benefits of product candidates and objectives, estimated market sizes and opportunities as well as the milestone potential under existing collaboration agreements, which are based on current beliefs, expectations and projections about future events, e.g. statements including terms like “potential”, “believe”, “assume”, “expect”, “forecast”, “project”, “may”, “could”, “might”, “will” or similar expressions. Such forward - looking statements are subject to known and unknown risks, uncertainties and other factors which may result in a substantial divergence between the actual results, financial situation, development or performance of Molecular Partners AG and investments and those explicitly or implicitly presumed in these statements. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these statements and forecasts. Past performance of Molecular Partners AG cannot be relied on as a guide to future performance. Forward - looking statements speak only as of the date of this presentation and Molecular Partners AG, its directors, officers, employees, agents, counsel and advisers expressly disclaim any obligations or undertaking to release any update of, or revisions to, any forward looking statements in this presentation. No statement in this document or any related materials or given at this presentation is intended as a profit forecast or a profit estimate and no statement in this document or any related materials or given at this presentation should be interpreted to mean that earnings per share for the current or future financial periods would necessarily match or exceed historical published earnings per share. As a result, you are cautioned not to place any undue reliance on such forward - looking statements. Unless stated otherwise the information provided in this presentation are based on company information. This presentation is intended to provide a general overview of Molecular Partners AG’s business and does not purport to deal with all aspects and details regarding Molecular Partners AG. Accordingly, neither Molecular Partners AG nor any of its directors, officers, employees, agents, counsel or advisers nor any other person makes any representation or warranty, express or implied, as to, and accordingly no reliance should be placed on, the accuracy or completeness of the information contained in the presentation or of the views given or implied. Neither Molecular Partners AG nor any of its directors, officers, employees, agents, counsel or advisers nor any other person shall have any liability whatsoever for any errors or omissions or any loss howsoever arising, directly or indirectly, from any use of this information or its contents or otherwise arising in connection therewith. The material contained in this presentation reflects current legislation and the business and financial affairs of Molecular Partners AG which are subject to change and audit. 2 Disclaimer

R&D Day Speakers (and Intro to Agenda) Patrick Amstutz, PhD Chief Executive Officer, Molecular Partners Michael Stumpp, PhD Chief Operating Officer, Molecular Partners Daniel Steiner, PhD SVP Research, Molecular Partners Anne Goubier, DVM, PhD VP Biology, Molecular Partners Prof. Adrian Ochsenbein, MD The University of Bern Prof. Carsten Riether, PhD The University of Bern Nicolas Leupin, MD, PhD Chief Medical Officer, Molecular Partners Guest Speakers 3

Pioneering DARPin Therapies to Transform Lives 4 Overview: Pa t ri c k Amstu t z

2021 in Review: Corporate & Portfolio Growth • Ensovibep (Covid) from Phase 1 to POC data imminent • Activity on all variants of concern, to date • MP0317 (FAP x CD40) into Phase 1 • Initial data anticipated in H2 2022 • Nomination of MP0533 for the treatment of AML • ASH poster; Bern collaboration; Phase 1 initiation in 2022 • Ongoing assessment of additional antiviral DARPins • Updates following ensovibep data in H1 2022 • Completion of NASDAQ Listing • Ensuring ability to fund pipeline and discovery Molecular Partners: Our purpose is to transform the lives of people with serious diseases 5

DARPins: A Unique Class of Biologics 15 kDa 15 0 k Da Binding regions / specificities MONOCLONAL ANTIBODIES • High affinity and specificity • Large size: 150 kDa • Complex architecture; 4 proteins with 12 domains • Long half - life • Good safety & low immunogenic potential • High affinity and specificity • Small size: 15 kDa (1/10 of a monoclonal antibody) • Simple architecture 1 protein with 1 domain • Tunable half - life • Good safety & low immunogenic potential MONO - DARPin Binding region / specificity DARPin module Multi - specific DARPin Candidate 6

Infectious disease | Discovery Oncology | Oncology | Ophthalmology

Pipeline

Pipeline

CANDIDATE / FOCUS	RESEARCH	PRECLINICAL	PHASE 1	PHASE 2	PHASE 3	RIGHTS
Ensovibep – Covid	Covid ambulatory – Empathy					NOVARTIS
Next Gen Covid	Future VoC*					MOLECULAR partners
AMG506 / MP0310 FAP x 4-1BB	Solid tumors					AMGEN
MP0317 FAP x CD40	Solid tumors					MOLECULAR partners
MP0533 CD3 x CD33+CD70+CD123	AML					MOLECULAR partners
Abicipar VEGF	wet AMD – Cedar & Sequoia					MOLECULAR partners
Radio Ligand Therapy	Solid tumors					NOVARTIS

Platform Discovery

- Radical simplicity & Conditional Activation
- Additional Infectious Diseases

MOLECULAR partners

MOLECULAR partners

* VoC = Variant of Concern

7

MP Strategy – Building on our Strengths Our candidates’ design aims to directly change the course of disease biology and allow testing in a model with high translatable value We aim to drive true patient value with early clinical read - outs We leverage the advantages of the DARPin technology to provide unique solutions to impact biology and bring value to patients We strive to collaborate with the best scientists and clinicians in the field from ideation to clinical trials TECHNOLOGY TARGET PATIENTS BIOLOGY T e c h n o l o g y Bio l o g y Target Patient 8

Local Agonists in Oncology: MP0310 (FAPx4 - 1BB) & MP0317 (FAPxCD40) • Tumor local activation of immune cells • Wider therapeutic window for combinations • Multi - specific DARPin leading to clustering upon co - engagement • MP0310: Amgen, MP0317: not partnered TECHNOLOGY TARGET PATIENTS BIOLOGY Early clinical rea d - out FAP on the tumor associated fibroblast 9 4 - 1BB or CD40 on the immune cell

Targeting Leukemic Stem Cell in AML: **MP0533** (CD33+CD70+CD123 x CD3)

TECHNOLOGY	• Tri-specific T-Cell engager with optimized binding affinities and geometry	
BIOLOGY	• Avidity driven targeting of leukemic stem cells	
TARGET PATIENTS	• Long-term control of AML	Early clinical read-out ☑
	• **University of Bern – Profs. Ochsenbein and Riether**	



CD3 on
the T-cell
CD33, CD70, CD123
on the AML blast or LSC

MOLECULAR partners
10

DARPin Radio - Ligand Therapy , DARPin - Drug - Conjugates • Deep tumor penetration, low systemic exposure with high - tox payload • Deep response in hard - to - treat tumors • Small sized DARPin with high affinity coupled to a highly toxic payload (radio ligand) Novartis, a leader in the field of RLT: US$ 20 mio up - front, US$ 560 mio MS, to dd royalties TECHNOLOGY TARGET PATIENTS BIOLOGY Early clinical rea d - out Drug Payload Small & high affinity DARPin Radio Ligand Payload 11

Pipeline

Infectious disease | Discovery Oncology | Oncology | Ophthalmology

Pipeline						
CANDIDATE / FOCUS	RESEARCH	PRECLINICAL	PHASE 1	PHASE 2	PHASE 3	RIGHTS
Ensovibep – Covid	Covid ambulatory – Empathy					NOVARTIS
Next Gen Covid	Future VoC*					MOLECULAR partners
AMG506 / MP0310 FAP x 4-1BB	Solid tumors					AMGEN
MP0317 FAP x CD40	Solid tumors					MOLECULAR partners
MP0533 CD3 x CD33+CD70+CD123	AML					MOLECULAR partners
Abicipar VEGF	wet AMD – Cedar & Sequoia					MOLECULAR partners
Radio Ligand Therapy	Solid tumors					NOVARTIS
Platform Discovery						
Radical simplicity & Conditional Activation						MOLECULAR partners
Additional Infectious Diseases						








MOLECULAR partners

* VoC = Variant of Concern

12

Abicipar – what's next? 13

Abicipar: Phase 3 Asset, Reviewing Data from AbbVie DARPin Advantage Target Patient Disease Biology Milestones • Growth/leakage of abnormal blood vessels beneath the retina • VEGF - A has been found to be a key molecule in numerous retinal diseases • VEGF - A inhibition has been established as a highly effective treatment for these diseases 14 • Higher affinity and inhibition of VEGF - A • Long half - life in the eye (PEGylated) • Small – higher molarity per mg • AbbVie returned all rights to Molecular Partners in Aug. 2021 • Full data currently under review • Meeting request with the FDA to discuss proposed path forward • Neovascular age related macular degeneration (nAMD) and diabetic macular edema (DME) • nAMD - More than 200,000 cases/year in the US • DME - Approximately 75,000 cases/year in the US

CEDAR & SEQUOIA Phase 3 using OCT as biomarker • Abicipar as effective as Lucentis • 10 injections instead of 25 (2 y) • Fixed Q12w regimen proven • Potential to simplify visits • OCT - ocular coherence tomography, a method to measure the thickness of the retina 15

Reducing Intraocular Inflammation (IOI) • CEDAR/SEQUOIA (Phase 3) • Much less IOI in 2 nd year (as Lucentis) • MAPLE (Phase 2, improved purity) • lower severity of IOI reported 16

Type of Syringe Identified as Likely IOI Contributor in vivo Ophthalmic - use 17

Abicipar Conclusions and Next Steps 18 • Increase benefit/risk ratio to address CRL • Plan to discuss with FDA in Q1/2022 • Establish precise need for additional clinical data/study • Further our understanding of potential timelines for re - submission • If proposals are feasible, discuss partnerships and appropriate vehicle to enact clinical plan • Acknowledging competitive landscape • Faricimab approval expected in Q1/22 • … and some set - backs in the field • Gene therapies • Brolucizumab • Establishing future development plan • With experts in the field • Demonstrate value - add of abicipar • IP protection well into 2030's

Our Platform and future products 19 Daniel Steiner

MP Strategy – building on our Strengths We strive to collaborate with the best scientists and clinicians in the field from ideation to clinical trials Our candidates’ design aims to directly change the course of disease biology and allow testing in a model with high translatable value We aim to drive true patient value with early clinical read - outs We leverage the advantages of the DARPin technology to provide unique solutions to impact biology and bring value to patients TECHNOLOGY TARGET PATIENTS BIOLOGY T ec hnology 20 Biology Target P a tient

DARPins: The Core of our Drug Engine Small size (15 kDa) DARPin KEY PROPERTIES Target p r o tein DAR Pin DARPin ADVANTAGE » Deep tissue penetration » High molar concentration » Turn - key multispecifics » Easy coupling of payloads » Ultra - high binding affinity and selectivity Rigid protein scaffold Simple & robust architecture DARPins are binding proteins derived from natural ankyrin repeat proteins 21

Our Platform in Action: Creating Ensovibep Isolation of 380 neutralizing anti - COVID mono - DARPin Generation of >100 tri - specific DARPin Candidates Functional screening and identification of Ensovibep WEEKS – 0 1 2 3 6 22

Creating MP0533: Unique Avidity-Driven Tumor Selectivity


α-CD33
α-CD123
α-CD70
α-CD3
Project-specific TAA binder
Effector Function
Optimal affinity
Optimal epitope
Optimal spacing
Optimal orientation

- **The problem:** Address AML tumor heterogeneity and reduce impact on healthy cells
- **The solution:** DARPin platform allows to rapidly screen & iterate 100s of tri-specific T cell engagers to find the potency – selectivity – heterogeneity sweet spot


Architecture
(e.g. TAA3, CD3)
MP0533
TAA1-binding DARPin®
III
II
I
TAA2-binding DARPin®
A
B
C
E

MOLECULAR partners
23

Multi-DARPins are Offering a Broad Spectrum of Unique Solutions

Multispecificity enabled possibilities			Conditional activation
Ensovibep	**MP0310 & MP0317**	**MP0533**	
High affinity for deep SARS-Cov-2 inhibition and prevention of escape	Tumor localized clustering to activate effector cells in tumor only	Avidity driven TCE for tumor-specificity and control of tumor heterogeneity	





Immune cell
Tumor associated cell



T cell
Tumor cell

MOLECULAR partners
24

Conditional Activation to Unlock full Potential of Potent Effectors

Tumor protease-activated ProDrug
T-cell engager

AACR 2021



Inactive
Blocker
α-TAA
α-CD3
Blocker
α-TAA
Active
α-CD3
Tumor cells

- Local activation via protease cleavage
- Key challenge: protease heterogeneity

Target binding activated Switch DARPin
T-cell engager



α-CD3
α-TAA
Either-Or
Inactive
>99% blocked in absence of "X"
Target X
Blocker
α-CD3
α-TAA
Either-Or
Active
Tumor cells

- Local activation via target "X" binding
- No need for protease cleavage

MOLECULAR partners
25

Expanding Multi-DARPins by Programming of Highly Potent Effectors

Delivery Vectors "radical simplicity"

Multispecificity enabled possibilities

Conditional activation

Ensovibep

High affinity for deep SARS-Cov-2 inhibition and prevention of escape



MP0310 & MP0317

Tumor localized clustering to activate effector cells in tumor only


Immune cell
Tumor associated cell

MP0533

Avidity driven TCE for tumor-specificity and control of tumor heterogeneity


T cell
Tumor cell

SWITCH

Programming highly potent effectors to omit off-tumor activity


Tumor cell

MOLECULAR partners
26

Challenges of Standard Delivery Vectors of Potent Payloads mAB Peptide Size 150 kDa 1 - 2 kDa Affinity high (bivalent) low Specificity high limited High tumor load » concentration at site of action + + Deep tumor penetration » access site of action - + Long tumor retention » maintenance at site of action + - Limited normal tissue exposure » improved safety profile - + 27

Mono - DARPins as Ideal Delivery Vectors for Potent Payloads Efficient tumor targeting with limited systemic exposure t um or D r ug infusion I n f u sion s t opped Small size (15 kDa) fast extravasation & deep tumor penetration Small size (15 kDa) rapid systemic clearance High affinity (< 50 pM) long tumor retention Homogeneous access to tumor cells for killing Limited normal tissue exposure for improved safety Maintenance on tumor for complete local killing 28

Applying our DARPin Advantages to Address Disease Biology

Delivery Vectors "radical simplicity"	Multispecificity enabled possibilities			Conditional activation
RLT & DDC Small size – ultra high affinity for efficient delivery with limited systemic exposure	**Ensovibep** High affinity for deep SARS-Cov-2 inhibition and prevention of escape	**MP0310 & MP0317** Tumor localized clustering to activate effector cells in tumor only	**MP0533** Avidity driven TCE for tumor-specificity and control of tumor heterogeneity	**SWITCH** Programming highly potent effectors to omit off-tumor activity
New / Collaborations	New infectious disease			New


Drug Conjugate
RLT




Immune cell
Tumor associated cell


T cell
Tumor cell


Tumor cell

MOLECULAR partners

29

Clinical Progress 30 MP0310 & MP0317 Nicolas Leupin

MP Strategy – Building on our Strengths Our candidates’ design aims to directly change the course of disease biology and allow testing in a model with high translatable value We aim to drive true patient value with early clinical read - outs We leverage the advantages of the DARPin technology to provide unique solutions to impact biology and bring value to patients We strive to collaborate with the best scientists and clinicians in the field from ideation to clinical trials TECHNOLOGY TARGET PATIENTS BIOLOGY T e c h n o l o g y 31 Bio l o g y Target Patient

• >900 patients dosed across all clinical programs, a new "record" for MP • Ensovibep, MP0310, and MP0317 all progressing well • Thousands of clinical samples analyzed, despite logistical challenges • Both in house and at external providers • ~15 clinical batches produced at various scales (up to >10'000 L) • Yielding hundreds of thousands of doses for clinical studies • Countless hours spent in video calls • Learnt how to say "you are on mute" politely 32 What We Achieved in 2021 – a Very Challenging & Successful Year @MP

Toxicity of 4-1BB & CD40 Antibodies Has So Far Limited Their Activity

Systemic activation of immune cells
leads to **toxicity that limit treatment option**



CRS
Liver
Toxicity
Activated APC
Tumor
Stroma
Activated
APC
Tumor
Cells

DARPin advantage: Increasing therapeutic window via a tumor-localized approach



Resting
APC
Tumor
Stroma
Activated
APC
Tumor
Cells

MOLECULAR partners
33

AMG 506 / MP0310: Localized Activation of 4-1BB

AMGEN


HSA DARPin
FAP DARPin
4-1BB DARPin
4-1BB DARPin
HSA DARPin

Target Patient

- Patients with solid tumors, low T-cell tumor penetration and positive FAP expression
- Patient populations where there are T-cell engagers in development, that can be boosted

Disease Biology

- Many solid tumors are surrounded by dense stromal tissue in which FAP expression is high
- 4-1BB activation is a strong recruiter of T cells

DARPin Advantage

- Systemic administration of MP0310, with localized activation at site of disease
- MP0310 is observed in tumor tissue, with no liver toxicity or systemic activation of immune cells
- Tumor biopsies show tumor-localized immune response consistent with the MoA

Expected Milestones

- Analyze data from ongoing phase 1 study, exploring weekly dosing.
- Determine appropriate next steps

MOLECULAR partners
34

FAP – an Ideal Target for Tumor - localized Activity • FAP is expressed on activated cancer associated fibroblasts (CAFs) • Overexpression in the stroma of many solid tumors • Limited expression in normal adult tissues MP0310 (FAP - 4 - 1BB) Phase 1 human biopsy samples FAP is a clinically validated target for tumor - localization A ct i v ated APC 35

Baseline Post (C1D15) Time point Signature score (log2) 2 3 4 5 6 CD 8 T Cells Cytotoxicity IFN Gamma NK Cells T Ce lls TH1 Cells PD Activity in Paired Biopsies Supports AMG 506 / MP0310 MoA on 4 - 1BB Activation BLOOD TUM O R • In the blood, immune cells remain inactive (CD8 + & CD4 + T - cells, Treg, NKT, B - cells, NK) • In the tumor, T - cells and NK cells are activated 0 2 0 4 0 6 0 8 0 100 CD8 + T - cells: CD25 + % of CD8 + T - cells C 1D1 C 1D8 C 2D1 C 2D8 Treatment on C1D1 & C2D1 Note: C1D1 & C2D1 predose sample 36

Objectives of MP0310-CP101 Study

Primary Objectives

- To define the safety and tolerability of MP0310 as monotherapy (with or without rituximab pre-treatment) in patients with advanced solid tumors
- To determine the maximum tolerated dose (MTD) AND recommended expansion dose (RED) for MP0310 as monotherapy, based on biomarkers from biopsies
- **Cohorts (1-7):** 0.015-12 mg/kg, completed to plan

Data to date:

Best clinical response:

- Part A: 1/21 pts PR (Pt 03-010); 10/21 pts SD; 10/21 pts PD;
- Part B & C: Ongoing
  - 6 patients enrolled, analysis pending

Drug safety: no DLT or SAEs; IRRs (mostly G2) in 28% of infusions => incomplete infusions in 10% of cases; clinically manageable

- Peripheral cytokines: increased levels of CXCL9 and CXCL10 at DL3-6 (0.15-5 mg/kg) suggest enhanced IFN_{γ} signaling
- Peripheral immune cells: no activation observed

MOLECULAR partners

37

MP 0 3 1 7 38

MP0317: Localized Activation of CD40



HSA DARPin
FAP DARPin
CD40
CD40

Target Patient

- Solid tumor patients with positive FAP expression
- Many patients still fail to benefit from current immunotherapy options, or relapse

Disease Biology

- CD40 is a potent activator of dendritic cells, macrophages, and B cells, and has long been considered an attractive immunotherapy target
- Prior attempts at targeting CD40 have shown anti-tumor activity but remain hampered by toxicity issues

DARPin Advantage

- MP0317 is designed to activate CD40 in a context dependent manner, by anchoring to FAP and activating via clustering
- Preclinical data show local activation of immune cells while limiting off target toxicity

Expected Milestones

- FIH studies initiated in Q4 2021
- Initial data in H2 2022
- Rapidly explore expansion arms in phase 1b

MOLECULAR partners
39

Competitive Environment is Favorable for MP0317 Phase II Localized effect w/in Immune system Non - localized approaches, mAB In v i tro In vivo Translational Preclinical Phase I APX005 / sotigalimab (IgG1) 13x ph1 & ph2 RP2D: 0.3 mg/kg (latest CRC neoadj, MEL 2 admin schedules, MEL +PD1+CTLA4) YH003 (IgG1 ??) ph1/2, NEW: ph2 MEL, PDAC 1L/2L & ph1 solid Ca -- +PD1, +CT, (+CTLA4) SEA - CD40 (IgG1), iv/sc NEW: ph2 MEL,NSCLC 1L/2L post PD1 // ph1 solid Ca & PDAC -- +PD1, +CT Mitazalimab/ADC - 1013 (IgG1) 2 ph1, NEW: ph2 PDAC , up - to 0.9mg/kg - +CT, pot. +PD1 Abbv - 927 (IgG1), IT/iv 3 ph1, NEW: PDAC -- +PD1, +OX40, +CT CDX - 1140 (IgG2) 1 ph1, 2 ph2, NEW 2 ph1: BC IT/iv -- +PD1, +CT, +RT, often +FLT3L , +vacc RP2D 1.5 mg/kg LVGN7409 (IgG1 ??) 3 ph1, solid Ca -- +PD1, +CD137, +CT NOTE: precise dev status GEN1042 4.1BBxCD40 (Fc silenced) Monovalent for CD40 & 4.1BB MP0317 FAPxCD40 RO7300490 FAPxCD40 -- +PD1 OvCa&Co, AML/MDS, EpCamxCD40 SL - 172 15 4 SIR P  x C D 40 YH008 PD1xCD40 L o c a lize d effect in tumour First generation attempts of CD40 in IO have been sub - optimal, Many hampered with systemic toxicity 40

CD40 Biology and Therapeutic Potential

- **Cell surface** receptor member of the TNFRSF
- **Expressed broadly on Antigen Presenting Cells** (B cells, DC and macrophages) as well as many non-immune cells and a range of tumors
- CD40 is a **central regulator** of **multiple pathways** of both the innate and adaptive immune system
  → reduce the risk of immune escape
- Potential for therapeutic activity in cold tumors by targeting the **myeloid compartment**
  → Ccomplementarity with T cell directed therapies


INNATE IMMUNITY
ADAPTIVE IMMUNITY
CD40L or CD40 agonist
CD40
Dendritic Cell
CD40L or CD40 agonist
CD40
B Cell
CD40L or CD40 agonist
CD40
Macrophage
PD-1
OX40
GITR
4-1BB
CD8+ T-Cell
NK Cell
Neutrophil
Anticancer Abs
Cancer Cells

MOLECULAR partners
41

MP0317 Activates all APCs in a FAP - dependent Manner in vitro anti - human CD40 mAb FAPxCD40 DARPin® - FAP FAPxCD40 DARPin® + FAP MFI CD86 20000 15000 10000 5000 10 - 4 10 - 3 10 - 2 10 - 1 10 0 10 1 10 2 concentration (nM) Monocytes + IL - 4 + GM - CSF DC 6000 40 30 20 10 TNFα (pg/ml) +FAP - F AP Monocytes Macrophages + GM - CSF Dendritic cells : Macrophages : B cells : 1 2 3 20 40 60 10 - 4 10 - 3 10 - 2 10 - 1 10 0 10 1 10 2 concentration (nM) % CD69 FAPxCD40 DARPin® - FAP FAPxCD40 DARPin® + FAP anti - human CD40 mAb 42 Presented at AACR 2021 Surrogate molecule mFAPxmCD 40 with similar properties : x DC activation FAP - specific x Mφ activation FAP - specific x B cell activation FAP - specific

0 50 40 30 20 10 Time after compound injection (h) % ID/ g mFAP x mCD40 0 50 40 30 20 10 50 µm 50 µm CTRL DARPin ® mFAP x mCD40 Published at AACR 2020 43 DARPin detection in the tumor by IHC SPECT - CT study 4 24 48 72 96 4 24 48 72 96 CTR DARPin Binding HSA but not FAP and CD40 % ID/ g 4 24 48 72 96 4 24 48 72 96 Muscle CTRL DARPin ® mFAP x mCD40 Biodistribution study Tumor CTRL DARPin ® mFAP x mCD40 MP0317: Localizes to MC38 - FAP Tumors

MC38 - FAP Colorectal cancer Time after tumor inoculation (days) Tumor growth (mm 3 ) MP0317 Shows Therapeutic Activity without Cytokine Release Efficacy Peripheral cytokine release Vehicle Neg. CTRL* mFAP x mCD40 mCD40 Ab Published at AACR 2020 44

e x - vivo : m F APxCD40 Activates DC i n t he TME CD86 on CD11c (MFI) CD54 on CD11c (MFI) 400000 300000 200000 100000 0 LN Tumor • Upregulation of co - stimulatory molecules on tumor Dendritic cells  potential for better T cell activation • Higher activity in Tumor vs LN, in contrast to aCD40 Presented at ESMO - IO 2021 45

mFAPxCD40 Increased CD8 T cell Infiltrate in the TME 0 5 1 0 1 5 % CD8+ T cells within total cells Anti - tumor activity Presented at ESMO - IO 2021 46

FAP Expression in Human Tumor Allows CD40 Mediated Immune Activation a - C D40 mAb CD 16 3 ↓ CD 8 0 ↑ Δ MF I CD 54 Δ M FI Δ MFI B cell activation - CD54 Macrophage repolarisation – inflammatory phenotype (CD80hi CD163lo) MP0317 x Macrophage repolarization is further supported by in vitro data 10 - 2 10 - 1 10 2 10 3 350 0 0 300 0 0 250 0 0 200 0 0 150 0 0 100 0 0 5000 0 10 0 10 1 MP0317 a - CD40 mAb * Presented at ESMO - IO 2021 47

MP0317-CP101 Biomarker and Safety Trial Design


Dose-Escalation
MP0317 Monotherapy
Expansion
MP0317 Monotherapy
Dose
x6
x5
x4
x3
x2
x1
1-3pts
1-3pts
3-6pts
3-6pts
3-6pts
3-6pts
15pts
Safety Expansion
at Optimal/MTD monotherapy
Ph1b
combinations
Advanced
solid
tumors
★ Next recommended dose level
Time

Objectives:

- Safety
- Local activity
- No systemic reactivity

MOLECULAR partners
48

Identification and Screening of Potential Tumor Targets from MP0317 • The tumor immune score is correlated to response to aPD1. The FAP threshold is 20% > 2/3 score. + F AP CD40 49

CD40 Open for Multiple Combination (IO or Other)

Chemo / Radio Therapy

- Direct tumor killing
- Release of tumor antigens
- Debulking aids immune cell access
- Timing with immunotherapy is important because immune cells can also be damaged


Tumor

CD40

- Improves tumor antigen presentation and T-cell priming
- Reduces suppressive effect of macrophages on T cells
- Promotes anti-tumour macrophage activity


Mo
Tn
T
DC
B

- Promotes B-cell activation

PD-1 or other IO Therapy

- Removes suppression of T-cell responses by PD-L1 in the tumor


T
Tumor

MOLECULAR partners
50

Conclusions: Highly Differentiated Multi - Specific IO Assets 51 • Localized activity achieved with MP0310/AMG 506 • No systemic immune activation observed • Tumor local immune stimulation confirmed after 1 st dose • FAP “validated” as target in the TME of many solid tumors for DARPin IO agonists • Clinical work to establish optimal dosing regimen ongoing • H1 2022 data for review with MP and Amgen • MP0317 is at the intersection of the innate and adaptive immune system • Additional combination strategies possible with CD40 • Ongoing Phase 1 will provide critical information re: dosing, safety, and immune activation • Initial data in H2 2022

AML & MP0533 52 Prof. Adrian Ochsenbein, University Hospital Bern Prof. Carsten Riether, University Hospital Bern Dr. Anne Goubier, Molecular Partners

Universitätsklinik für Medizinische Onkologie, Inselspital Bern Prof. Carsten Riether, PhD Head of Research Department Medical Oncology, Inselspital, University Hospital Bern • PhD in Immunology, ETH Zurich • Post - doc in Tumorimmunology in the lab of Prof. A. F. Ochsenbein, University of Bern • Research focus on the identification of molecular and cellular mechanisms by which cells of the tumor microenvironment regulate cancer stem cells in leukemia and solid tumors. Anne Goubier DVM, PhD VP Biology, Molecular Partners • Doctorate in Veterinary Medicine, Ecole Vétérinaire de Nantes • PhD in Immunology, Université Claude Bernard Lyon 1 • Former CSO, Black Belt Therapeutics • VP Immunology, Tusk Therapeutics Prof. Adrian Ochsenbein, MD, EMBA Director Department Medical Oncology, Inselspital, University Hospital Bern • Trained in Experimental Oncology in the lab of Prof. Zinkernagel, University of Zürich • Translational Research in the lab of Prof. Greenberg, FHCRC, Seattle, USA • Research on Cancer Stem cells in the lab of Prof. Reya, UCSD, USA • Research focus on anti - tumoral immunity, interaction of immune cells with cancer (leukemia) stem cells, CD70/CD27

RD Day Molecular Partners Adrian Ochsenbein / Carsten Riether

Disclosures Molecular Partners: consultancy Argenx: research funding, consultancy, royalties Universitätsklinik für Medizinische Onkologie, Inselspital Bern

AML: Deadly Disease for About Half of the Patients 19,940 patients diagnosed 11,180 patients died US 2020 Patient are either cured or die within 1 - 2 y ea r s ( r api d , a g g r essi v e relapses) unmet need to cure more patients or s u b s t a n tially del a y the relapses MRD+ is driver of relapse (only partial eradication of leukemic stem cells) → for curative intent LSCs need to be fully eradicated, while leaving HSCs untouched

Universitätsklinik für Medizinische Onkologie, Inselspital Bern

AML is a Heterogeneous Disease


MRC/NCRI AML Trials: Overall Survival
Ages 16–59
t(15;17) (n=607)
t(8;21) (n=421)
inv(16)/t(16;16) (n=284)
t(9;11) (n=61)
t(6;9) (n=42)
inv(3)/t(3;3) (n=69)
t(9;22) (n=44*)
Other t(11q23) (n=60*)
t(3;5) (n=25*)
–5/del(5q) (n=258*)
–7/del(7q) (n=336*)
AML with other MDS–related (n=343**)
% alive
100
75
50
25
0
0
1
2
3
4
5
6
7
8
9
10
Years from entry
81%
61%
55%
39%
34%
27%
22%
11%
10%
6%
3%

Grimwade et al., Blood 2010

Pathogenesis and Biology of AML Patel, et al., NEJM 2012; TCGA NEJM 2013. 200 clinically annotated cases 23 genes commonly mutated 237 genes mutated in 2 or more cases

2017 European Leukemia Net Stratification by Genetics



B Test Cohort
Intermediate cytogenetic risk with favorable mutational risk profile
P<0.001
Favorable cytogenetic risk profile
Intermediate cytogenetic risk with intermediate mutational risk profile
Unfavorable cytogenetic risk profile
Intermediate cytogenetic risk with unfavorable mutational risk profile
Probability of Overall Survival
Months
1.0
0.8
0.6
0.4
0.2
0.0
0
20
40
60
80

Revised Risk Stratification of Patients with AML on the Basis of Integrated Genetic Analysis

Genetic Risk Group	Subset
Favorable	• t(8;21)(q22;q22); RUNX1-RUNX1T1 • inv(16)(p13.1q22) or t(16;16)(p13.1;q22); CBFB-MYH11 • Mutated NPM1 without FLT3-ITD (normal karyotype) • Biallelic mutated CEBPA (normal karyotype)
Intermediate	• Mutated NPM1 and FLT3-ITD^{high} (normal karyotype) • Wild-type NPM1 without FLT3-ITD or FLT3-ITD^{low} (normal karyotype) • t(9;11)(p22;q23); MLLT3-MLL • Any cytogenetics not classified as favorable or adverse
Adverse	• inv(3)(q21q26.2) or t(3;3)(q21;q26.2); GATA2.MECOM(EVI1) • t(6;9)(p23;q34); DEK-NUP214 • t(v;11)(v;q23); KMT2Arearranged • Monosomy 5 or del(5q); monosomy 7; -17p; complex karyotype (≥3 abnormalities) • Mutated RUNX1 • Mutated ASXL1 • Mutated TP53

Patel et al. NEJM 2012 March 22; 366(12):1079-89.

Döhner et al. Blood 2017;129:424-447.

Treatment for AML patients Universitätsklinik für Medizinische Onkologie, Inselspital Bern curative intention palliative intention Induction Induction ? « 3 +7» • hypomethylating agents (HMA) • + BCL 2 inhibitor venetoclax Further consolidation or autologous HSCT Allogeneic HSCT

Treatment for AML patients Universitätsklinik für Medizinische Onkologie, Inselspital Bern curative intention palliative intention Induction Induction ? « 3 +7» • hypomethylating agents (HMA) • + BCL 2 inhibitor venetoclax Further consolidation or autologous HSCT Allogeneic HSCT

Universitätsklinik für Medizinische Onkologie, Inselspital Bern

History of FDA approved AML therapy


1973
Cytarabine/ Daunorubicin
1973/1977
1977
First BM transplant
No approvals over 20 years
May 2002
Idarubicin
2000/2002
May 2000
Gemtuzumab ozogamicin
2010
Jun. 2010
Gemtuzumab ozogamicin withdrawn
No approvals over 15 years
Aug./Sept 2017
Gemtuzumab ozgamicin, CPX-351, Enasidenib
2017
Apr. 2017
Midostaurin
Nov. 2018
Gilteritinib, Venetoclax, Glasdejib
2018
July 2018
Ivosidenib
2020
Sept. 2020
Azacitidine (maintenance)

Universitätsklinik für Medizinische Onkologie, Inselspital Bern CD33 and CD123 as single therapeutic targets in AML Expression: Treatment approaches: CD123 • on blasts and LSCs > 90% patients • on virtually all healthy myeloid and progenitor cells, megakaryocytes, B cell subsets as well as endothelial cells. • Flotetuzumab : humanized BiTE; FDA - orphan drug. ongoing phase I/II clinical trials (NCT02152956), (NCT04158739). • Other CD123 x CD3 bispecific antibodies in early - phase : Vibecotamab (XmAb 14045, NCT02730312), SAR440334 (NCT03594955), APVO436 (NCT03647800), and JNJ63709178 (NCT02715011) • IMGN632, CD123 - targeting antibody - drug conjugate, : phase Ib/II in combination with standard of care (Ven/Aza) or monotherapy MRD+ AML ( NCT04086264 ) • CD123 - targeting CAR T cells : Autologous CD123 - specific CAR - T cells are under investigation (NCT02159495) for R/R AML. Few reports using CD123 CAR T cells have shown muted effectiveness in patients compared to pre - clinical models. Toxicity: • Cytokine - release syndrome • on - target off - leukemia toxicity: CAR T cell infusion was accompanied by serious adverse events; CRS CD 3 3 Expression: • on blasts and LSCs > 90% patients • on virtually all healthy myeloid and progenitor cells Treatment approaches : • Gemtuzumab ozogamicin (GO, Mylotarg) : CD 33 - targeting antibody - drug conjugate ; approved treatment in combination with daunorubicin and cytarabine for newly diagnosed CD 33 - positive AML • AMG 330 , AMG 673 and AMV 564 : BiTE molecules . Ongoing Phase I/II studies (NCT 02520427 , NCT 03224819 , NCT 03144245 ) Toxicity: • The on - target off - leukemia toxicity is a major side effect observed in the clinical practice and in clinical trials investigating CD 33 - targeting therapies Alternatives : • Combination of CD33 with other antigens. Dual CD33 - CLL1 CAR - T Therapy in R/R AML (NCT05016063) • Gene editing: A first - in - human trial will be initiated that combines an alloHSCT utilizing genetically modified, CD33 - negative HSCs with CD33 - directed CAR - T cells

Universitätsklinik für Medizinische Onkologie, Inselspital Bern activated lymphocytes
dendritic cells


CD70
MHC
CD27
TCR

B and T cells
HSCs

- *proliferation*
- *anti-apoptotic signals*
- *effector function*
- *memory function*

CD70/CD27 signaling .....

.. induces T cell expansion and differentiation of effector cells *Hendriks J. Nat Immunol. 2003*

.. improves secondary expansion of effector cells and CTL memory
Matter M. EJM, 2005, Matter M. EJM 2008

.. increases resistence of HIV specific CTL to exhaustion
Ochsenbein AF 2004. J Exp. Med.

.. induces immunopathology and aquired immuno-deficiency in chronic LCMV infection
Matter M. 2006. J Exp Med.

... induces regulatroy T cells and promotes tumor progression
Claus C. 2012. Cancer Research

... provides a negative feedback signal to leukocyte differentiation during immune activation
Nolte M. 2010. Nat. Immunol.

Universitätsklinik für Medizinische Onkologie, Inselspital Bern

Elevated levels of soluble CD27 correlate with poor prognosis in AML


****
1200
800
400
0
sCD27 (U/mL)
Healthy
AML
Mean
**** P<0.0001


CD27 low (n=87)
CD27 high (n=50)
*** P<0.001
100
50
0
Survival (%)
0
500
1000
1500
2000
OS (days)
Threshold: 577 U/mL

Parameter	HR (95% CI)	P-value
sCD27	2.17 (1.34–3.50)	0.0016
Risk group	1.69 (1.29–2.38)	0.0024
Age	1.03 (1.01–1.05)	0.0050

Riether et al, J Exp Med 2017; 214:359–80

Universitätsklinik für Medizinische Onkologie, Inselspital Bern Cusatuzumab: Swimmer plot T r an s plant 0 6 12 18 24 C usa tu z u ma b monotherapy EOT due to PD EOT due to AE EOT due to transplant Treatment duration (months) Ongoing Time to response PR CRi CR * Data cut - off: February 2019 PR = partial remission CR = complete remission CRi = complete remission with incomplete hematologic recovery EOT = end of treatment PD = progression of disease AE = adverse event NCT03030612 Cusatuzumab doses ID Sex Risk BR C1 F Adv. CRi Cohort 1 C2 M Int. CR 1 mg/kg C3 M Int. CR C4 Cohort 2 M Fav. CR C5 F Int. CR 3 mg/kg C6 F Adv. PR C7 Cohort 3 M Int. CR C8 F Int. CR 10 mg/kg C9 M Adv. CRi C10 M Adv. CR Cohort 4 C11 F Adv. CR 20 m g /kg C12 M Fav. PR Riether et al, Nat. Med. 2020; 26; 1459 - 1467

Universitätsklinik für Medizinische Onkologie, Inselspital Bern • CD70 has a unique expression pattern on activated immune cells and on AML LSCs • Blocking the CD70/CD27 signaling pathway eliminates LSCs • Treatment with HMA upregulates CD70 on LSCs • cusatuzumab monotherapy reduces AML blasts and LSCs within 2 weeks of therapy • Different strategies to target CD70 are currently under investigation: CAR - T cells; bi - (tri - ) specific antibodies • Although cusatuzumab reduced LSCs, all patients in the phase Ib/II trial relapsed Summary I

Universitätsklinik für Medizinische Onkologie, Inselspital Bern Leukemia: a Paradigmatic Stem Cell Disease Bonnet et al. Nature Medicine 1997; 3, 730 - 737 • Self - renewing • Therapy - resistant • Quiescent Leukemia Stem Cells Bla s ts Unlimited r egene r a ti o n

Universitätsklinik für Medizinische Onkologie, Inselspital Bern Leukemic SC Numbers and Stem Cell Signatures are negative Predictors for Survival in AML van Rhenen et al. Clin. Cancer Research 2005; 11:6520 – 6527 Pearce et al. Blood 2006; 107:1166 – 1173. Gentles et al. JAMA 2010; 304:2706 – 2715. Eppert et al. Nature Medicine 2011; 17:1086 – 1093 Stanley et al. Nature 2016; 540(7633):433 - 437

Universitätsklinik für Medizinische Onkologie, Inselspital Bern How Can We Study the Effect of a Treatment on LSCs? 1. Colony formation assay (ex vivo) 2. Re - platings assays (ex vivo) 3. Gold - standard : Patient - derived xenograft model 4. Next - generation RNA sequencing analysis

Universitätsklinik für Medizinische Onkologie, Inselspital Bern

Blockade of CD70/CD27 Signaling reduces Stem Cell Function


αCD70 =
Fc-diminished blocking version of cusatuzumab without ADCC potential
CD34+ + ctrl
CD34+ + αCD70
Colonies (14d) + αCD70
Serial Re-plating - αCD70


colonies [% ctrl]
100
50
0
1st
2nd
3rd
ctrl
αCD70



Riether et al. J Exp Med; 214, 359-380

Universitätsklinik für Medizinische Onkologie, Inselspital Bern Cusatuzumab kills leukemic stem cells NCT0303 0 6 1 2 Mean > ***P<0.001 Stem cell frequency (fold change vs. diagnosis) Diagnosis Monotherapy Reduction in leukemic stem cell frequency : *** 1.0 0.8 0.6 0.4 0.2 0.0 Riether et al. Nat Med 2020; 26, 1459 - 1467

Universitätsklinik für Medizinische Onkologie, Inselspital Bern Identification of Targets for the Treatment of AML Patients van Rhenen et al. Clin. Cancer Research 2005; 11:6520 – 6527 ; Pearce et al. Blood 2006; 107:1166 – 1173 ; Gentles et al. JAMA 2010; 304:2706 – 2715 ; Eppert et al. Nature Medicine 2011; 17:1086 – 1093 ; Stanley et al. Nature 2016; 540(7633):433 - 437 ; Perna et al. Cancer Cell 2017; 32, 506 – 519 New therapies must aim at the elimination of leukemia stem cells Targeting various surface proteins simultaneoulsy may increase specificity Commercial In development IDH1 F L T3 IDH2 BCL2 CD70 CD 1 23 CD33 CD 4 7 HDAC

Universitätsklinik für Medizinische Onkologie, Inselspital Bern CD33 and CD123 as single therapeutic targets in AML Expression: Treatment approaches: CD123 • on blasts and LSCs > 90% patients • on virtually all healthy myeloid and progenitor cells, megakaryocytes, B cell subsets as well as endothelial cells. • Flotetuzumab : humanized BiTE; FDA - orphan drug. ongoing phase I/II clinical trials (NCT02152956), (NCT04158739). • Other CD123 x CD3 bispecific antibodies in early - phase : Vibecotamab (XmAb 14045, NCT02730312), SAR440334 (NCT03594955), APVO436 (NCT03647800), and JNJ63709178 (NCT02715011) • IMGN632, CD123 - targeting antibody - drug conjugate, : phase Ib/II in combination with standard of care (Ven/Aza) or monotherapy MRD+ AML ( NCT04086264 ) • CD123 - targeting CAR T cells : Autologous CD123 - specific CAR - T cells are under investigation (NCT02159495) for R/R AML. Few reports using CD123 CAR T cells have shown muted effectiveness in patients compared to pre - clinical models. Toxicity: • Cytokine - release syndrome • on - target off - leukemia toxicity: CAR T cell infusion was accompanied by serious adverse events CD 3 3 Expression: • on blasts and LSCs > 90% patients • on virtually all healthy myeloid and progenitor cells Treatment approaches : • Gemtuzumab ozogamicin (GO, Mylotarg) : CD 33 - targeting antibody - drug conjugate ; approved treatment in combination with daunorubicin and cytarabine for newly diagnosed CD 33 - positive AML • AMG330, AMG 673 and AMV564 : BiTE molecules. Ongoing Phase I/II studies (NCT02520427, NCT03224819, NCT03144245) Toxicity: • The on - target off - leukemia toxicity is a major side effect observed in the clinical practice and in clinical trials investigating CD 33 - targeting therapies Alternatives : • Combination of CD33 with other antigens. Dual CD33 - CLL1 CAR - T Therapy in R/R AML (NCT05016063) • Gene editing: A first - in - human trial will be initiated that combines an alloHSCT utilizing genetically modified, CD33 - negative HSCs with CD33 - directed CAR - T cells

Universitätsklinik für Medizinische Onkologie, Inselspital Bern

MP0533 Reduces Colony Formation of Primary Human LSCs ex vivo


AML LSCs
+ T cells (1:1)
+/- Darpins
colony assays (14d)
plating


foldchange CFU
(calculated to LSC+T-cells only)
1.2
0.8
0.4
0.0
LSCs+T-cells
Control DARPin
TLO1221
MP0533 100pM
MP0533 10pM
MP0533 1pM
AMG330 100pM
AMG330 10pM
AMG330 1pM
Flotetuzumab 100pM
Flotetuzumab 10pM
Flotetuzumab 1pM
HD4
HD5
AML 8
AML 1
AML 9

Universitätsklinik für Medizinische Onkologie, Inselspital Bern • Various targetable surface antigens in AML have been identified (e.g. CD33, CD123, CLL - 1, CD70). • Therapeutic approaches targeting most of these antigens have been shown to reduce leukemia burden and induce remission in a fraction but not all patients. • Major problem: on - target off - leukemia toxicity is a major side effect observed in the clinical practice. • Potential solution: Targeting several tumor antigens to induce specificity and reduce side - effects. • Ongoing collaboration work: • Assessment killing of SOC - resistant/refractory LSCs • Combination with SOC and assessment of LSC and HSC killing Summary II

MP 0 5 3 3 77 Anne Goubier

MP0533: Tri-specific T-cell Engager for AML


CD3
CD70
CD123
CD33

Target Patient

- ~20,000 people are diagnosed with AML every year
- Over 50% of patients die in the first year
- High relapse rates

Disease Biology

- **Persistence of LSCs is the driver of relapse**
- “MRD+ status” refers to low level disease and can be detected by immunophenotypic or molecular markers
- Current T-cell engager approaches are limited by on-target toxicity (not clean targets)

DARPin Advantage

- Avidity driven multispecific DARPin, targeting 3 TAA's, engaging CD3
- T cell are activated only when 2 or more TAA's are bound
- Should allow for broader therapeutic index with reduced safety issues

Expected Milestones

- FIH clinical studies in 2022

MOLECULAR partners
78

Requisites for an Ideal AML Therapeutic Solution • An ideal AML therapeutic solution should: • Achieve control of the disease by eliminating LSCs • Cover tumor heterogeneity by targeting multiple antigens • Increase the therapeutic window: optimal dose levels with limited side effects • Limited killing of healthy HSCs • Reduced CRS 79

The DARPin Solution: a Trispecific CD3 Engager DARPin For Specific killing of all LSCs and blasts via avidity - driven T cell engagement Minimal effect on healthy cells Single targets Low affinity engagement Efficient attack of heterogenous cancer cells CD3 engager : demonstrated potency in hematological malignancies Targeting 3 TAA in order to: • Ensure tumor - specificity via avidity - driven T cell activation • Control tumor heterogeneity 100% 0% 1 TAAs Dose Therapeutic Window 80 Resp o nse 2 or 3 TAAs

CD33, CD123 & CD70: Optimal Targets to Maximize Efficacy and Selectivity

- Clinically validated targets
- Co-expression pattern of CD70, CD33 and CD123 on LSCs and AML blasts
  - Differentiates LSCs and AML blasts from healthy cells → **optimal selectivity**
  - Covers tumor heterogeneity → **optimal efficacy**


CD33-CD123-CD70 Trispecific
CD3 engager DARPin
CD3
CD70
CD123
CD33
T cell-mediated killing
CD123
LSCs and blasts
CD33
CD70

MOLECULAR partners
81

CD123/CD70/CD33 co-expression differentiates LSCs and AML Blasts

Allowing for or avidity-driven specific T cell killing of LSCs and blasts

	LSCs	Blasts	HSC	Lymphocytes	Inflamed EC	Myeloid cells	pDCs	Basophiles
CD70	Low	Low	Neg /Low	Variable	Neg	Neg	Neg	Neg
CD123	High	High	Low	Neg	Medium	Low/ Medium	High	High
CD33	High	High	Medium	Neg	Neg	High/ Medium	Low	Medium
Theoretical Avidity-based killing*	Yes	Yes	Limited	No	No	Limited	Limited	Likely

* Assuming equivalent affinity for CD33, CD123 and CD70

Eliminating LSC and Blast through avidity-driven selective targeting should be doable and will allow

- Treating frail patients thanks to a higher safety profile
- Increasing dose and thus deepening responses for long term control of the disease

MOLECULAR partners
82

From the Idea to MP0533: Exploiting DARPin Platform Versatility

Allows Screening for Function Sweet Spot


α-CD33
α-CD123
α-CD70
α-CD3
AML-specific TAA binders
Effector Function


10^{12}
10
10^{3}
5
100
1

Library used to generate binders against TAAs
Identified functional DARPin modules to each TAA

Recombination of DARPin modules:
TAA1 x TAA2 x TAA3 x CD3

Screening of multi-domain DARPins
Functional Multi-DARPin candidates

Affinity & format & half-life optimization
Recombination of DARPin modules

Screening of multi-domain DARPins
Multi-DARPin lead molecule

Multiple Iterations


engages with T-cells
Binding to TAAs
for half-life extension
CD3
CD70
CD123
CD33
HSA

MP0533:
a multi-domain, multi-specific, half-life extended DARPin

MOLECULAR partners
83

MP0533: a DARPin Solution for AML Patients?

1. Validation of the **avidity-driven T cell mediated killing concept**
   - Can MP0533 induce killing of cells expressing 2 or 3 TAA while sparing cells with 1 TAA?
2. Demonstration of **MP0533 efficacy against AML**
   - Is the level of TAA expressed by AML blasts sufficient for MP0533-induced killing?
   - Are patient T cells fit and numerous enough for MP0533 to induce AML blasts killing?
   - Is MP0533 also potent in vivo?
3. Demonstration of **MP0533 enhanced therapeutic window**
   - Can MP0533 induce LSCs killing while sparing HSCs?
   - Can MP0533 preserve healthy blood cells and show reduce cytokine release?

MP0533


Effector function
Binding to TAAs
for half-life extension
CD3 DARPin
CD70 DARPin
CD123 DARPin
CD33 DARPin
HSA DARPin

MOLECULAR partners
84

10 - 2 10 - 1 10 0 10 1 10 2 10 3 10 4 10 5 0 2 5 5 0 7 5 1 0 0 M P 0 53 3 Concentration [pM] % cell killing CD 3 3 + C D 123 + C D 7 0 + CD33+CD70+ CD123+CD70+ CD33+CD123+ CD33+ C D 12 3 + CD70+ MP0533 Induces Specific Killing of AML Cells Expressing 2 or 3 TAAs TAAs expressed on Molm - 13 cells MOLM - 13 cells WT or KO for CD70, CD33 and/or CD123 + Healthy donor T cells (E:T = 5:1) MP0533 or controls 48 hours Tumor cell killing T cell activation C D 123 C D 70 C D 33 85

MP0553 Induces Potent T - Cell Mediated Killing of AML Blasts As compared to CD123 - DART and CD33 - Bite 10 - 3 10 - 2 10 - 1 5 0 2 5 7 5 1 0 0 BMMC AML - Mean of 3 donors 10 0 10 1 10 2 10 3 10 4 10 5 pM %viable tumor cells CD33 - BITE C D 123 - D A R T MP0533 Primary AML samples + Healthy donor T cells (E:T = 4:1) MP0533 or controls 48 hours Tumor cell killing T cell activation CIDp780007007 CIDp780004612 CIDp780004 ABC LSC+Blasts BMMC AML - TAA expression BMMC AML – Tumor killing Mean values for 3 donors 86

MP0533 Induces AML Killing by Patients’ Own T Cells Despite lower frequency and expected lower quality of T cells *No unspecific killing with NB - CD3 control (not shown) MP0533 CD 12 3 - D A R T First line 87 R e l a pse Primary AML samples ( no addition of healthy T cells ) MP0533 or controls 120 hours Tumor cell killing

MP0533 Shows in vivo Efficacy Against Established MOLM - 13 Tumors As compared to CD33 - Bite Day - 2 Day 0 Day 8 HuPBMCs M O L M - 13 T reatme n t Start MP0533 3 times per week for 2 weeks (6 injections) CD33 - bite or vehicle daily for 2 weeks (14 injections) 0 50 0 100 0 150 0 200 0 250 0 MOLM - 13 tumor growth T u mo r v o l u m e (mm 3 ) V e h i cl e 0 2 0 4 0 6 0 8 0 10 0 TNF alpha in serum TNF - alpha [pg/mL] Vehicle DARPin CD3 control MP0533 CD3xCD33 BiTE TNF α in serum Effica c y S a fety 88

0 1 0 0 1 0 0 1 0 1 1 0 2 5 5 0 7 5 1 0 0 % colony count M P 0 5 3 3 100 10 C D 1 2 3 - CD 3 DART 100 10 CD 3 3 - C D 3 BiTE 1 [pM] L S C H S C MP0533 Shows Preferential Killing of CD34+ LSCs over HSC Larger therapeutic window as compared to CD123 - DART and CD33 - bite L S C H S C CD 3 3 CD1 2 3 CD 7 0 Median Target Expression (delta MFI) 89 20 0 0 40 0 0 60 0 0 K illing >50 %H S C s K illing >50 %H S C s Killing of sorted CD34+ LSC or HSC by colony formation assay using allogenic T - cells (E:T of 1:1, 4 d) / CFU counted after 2 weeks semi - solid media

MP0533 Demonstrates Reduced Cytokine Release and Hemotoxicity As compared to CD123 - DART Addition of test molecules Blood draw healthy donor C y tokine analysis R o tating wheel Blood sampling 0 - 2 - 4 - 8 - 24h Cell counts 1 1 0 0 150 0 0 300 0 0 450 0 0 I F N γ 0.001 0.01 0.1 nM AUC 0 - 24h 1 1 0 0 100 0 0 80 0 0 60 0 0 40 0 0 20 0 0 T N Fα 0.001 0.01 0.1 nM AUC 0 - 24h 1 1 0 0 5 0 0 10 0 0 15 0 0 I L 6 0.001 0.01 0.1 nM AUC 0 - 24h 1 1 0 5 0 0 11 0 0 10 0 0 9 0 0 8 0 0 7 0 0 6 0 0 Platelet count 0.001 0.01 0.1 nM AUC 0 - 24h 1 1 0 1 4 2 4 2 2 2 0 1 8 1 6 WBC count 0.001 0.01 0.1 nM AUC 0 - 24h Fl o t e t u z u m a b MP0533 N B - C D 3 90 *NB = Non - Binding to TAAs CD 1 2 3 - D A R T

MP0533: a DARPin Solution for AML Patients

1. **Validation of the avidity-driven T cell mediated killing concept** ✓
   - Can MP0533 induce killing of cells expressing 2 or 3 TAA while sparing cells with 1 TAA?
2. Demonstration of **MP0533 efficacy against AML** ✓
   - Is the level of TAA expressed by AML blasts sufficient for MP0533-induced killing?
   - Are patient T cells fit and numerous enough for MP0533 to induce AML blasts killing?
   - Is MP0533 also potent in vivo?
3. Demonstration of **MP0533 enhanced therapeutic window** ✓
   - Can MP0533 induce LSCs killing while sparing HSCs?
   - Can MP0533 preserve healthy blood cells and show reduce cytokine release?

MP0533


Effector function
Binding to TAAs
for half-life extension
CD3 DARPin
CD70 DARPin
CD123 DARPin
CD33 DARPin
HSA DARPin

MOLECULAR partners
91

MP0533: a Unique DARPin Solution for AML Patients • An ideal AML therapeutic solution should: • Ensure long term control of the disease by eliminating LSCs x • Control tumor heterogeneity by targeting multiple Ag x • Increase the therapeutic window: optimal dose levels for efficacy with limited side effect • Limited killing of healthy HSCs x • Reduced CRS x Phase 1 clinical trial initiation H2 2022 92

Pa t ri c k Amstu t z 93 Co n clusions

MP Strategy – Building on our Strengths Our candidates’ design aims to directly change the course of disease biology and allow testing in a model with high translatable value We aim to drive true patient value with early clinical read - outs We leverage the advantages of the DARPin technology to provide unique solutions to impact biology and bring value to patients We strive to collaborate with the best scientists and clinicians in the field from ideation to clinical trials TECHNOLOGY TARGET PATIENTS BIOLOGY T e c h n o l o g y Bio l o g y Target Patient 94

How we Select Targets for Optimized Risk/Reward Probability of Success Differentiation OUR PURPOSE: Transform the lives of people with cancer by delivering truly innovative therapies Novel Biology Novel Biology on Validated Targets V alidated Targets 95

Pipeline Inflection Points

Infectious disease | Discovery Oncology | Oncology | Ophthalmology

Pipeline

CANDIDATE / FOCUS	RESEARCH	PRECLINICAL	PHASE 1	PHASE 2	PHASE 3	RIGHTS
Ensovibep – Covid	Covid ambulatory – Empathy (through Phase 2)					NOVARTIS
Next Gen Covid	Future VoC*					MOLECULAR partners
AMG506 / MP0310 FAP x 4-1BB	Solid tumors (through Phase 1)					AMGEN
MP0317 FAP x CD40	Solid tumors (into Phase 1)					MOLECULAR partners
MP0533 CD3 x CD33+CD70+CD123	AML (through Preclinical)					MOLECULAR partners
Abicipar VEGF	wet AMD – Cedar & Sequoia (through Phase 3)					MOLECULAR partners
Radio Ligand Therapy	Solid tumors					NOVARTIS

Platform Discovery

Program	Rights
Radical simplicity & Conditional Activation	MOLECULAR partners
Additional Infectious Diseases	MOLECULAR partners

MOLECULAR partners

* VoC = Variant of Concern

96

Pipeline CANDIDATE / FOCUS Ensovibep – Covid Next Gen Covid AMG506 / MP0310 M P0317 M P0533 Abicipar Radio Ligand Therapy Platform Discovery Pipeline Inflection Points Oncolo g y Discovery Oncology Op ht halmolo g y Infectious disease Radical simplicity & Co Additional Infectious D RESEARC H P R E C L I N I C AL P H ASE 1 P H ASE 2 PHASE 3 R IG HT S Covid ambulatory – Empathy Future VoC* Solid tumors Solid tumors AML wet AMD – Cedar & Sequoia Solid tumors nditional Activation iseases Empathy read out part A (400 pt) read out Q1/22 Candidate ready for future VoC Weekly Dosing H1/22 Initial Results H2/22 FIH H2/22 FDA feedback H1/22 Additional DARPin programs identified in 2022 Outlook – virology deep dive post Empathy read out Cash to 2024 Collaboration set - up 97

My Key Takeaways • DARPin leadership and Product Strategy in place • Strong cross - functional execution: Technology & Biology & Medical • Continued collaboration to leverage outside expertise AND • Creation of molecules where we control our full destiny: » MP0533 = first DARPin with real potential to generate clinical data for POC in - house (ideally registrational) 98

THANK YOU 99

Molecular Partners AG Wagistrasse 14 8952 Zürich - Schlieren Switzerland www.molecularpartners.com T +41 44 755 77 00 100

Ensovibep Protects Against Omicron 101

Covid Pseudotype Inhibition – From Wilde - Type to Omicron 1 2 0 1 0 0 80 60 40 20 0 0 1 0 - 1 1 0 0 1 0 1 1 0 2 1 0 3 1 0 4 1 0 5 n o v ir u s Concentration (ng/ml) Wild Type Relative infection (%) 1 2 0 1 0 0 80 60 40 20 0 0 1 0 - 1 1 0 0 1 0 1 1 0 2 1 0 3 1 0 4 1 0 5 n o v ir u s Concentration (ng/ml) Om i c r o n Relative infection (%) Ensovibep R EG N 109 3 3 R EG N 109 8 7 AZD8895 AZD1061 LY - CoV555 LY - CoV016 B r ii - 1 9 6 B r ii - 1 9 8 S 309 102

Ensovibep Remains Fully Active Against Omicron Pseudotype

Neutralization of ensovibep and a panel of monoclonal antibodies in VSV-pseudotype assays containing the Omicron variant spike protein with >30 substitutions.

	Wild Type	Omicron[1]	
Compound	IC_{50} (ng/mL)	IC_{50} (ng/mL)	fold change to wt
ensovibep	1.6	2.2	1.4
REGN10933	3.2	>1000	>100
REGN10987	3.3	>1000	>100
LY-CoV555	13	>1000	>100
LY-CoV016	6.4	>1000	>100
S309	23	72	3.1
AZD8895	0.6	415	>100
AZD1061	5.5	237	43
Brii-196	9.5	392	41
Brii-198	52	30	0.6

IC_{50}: green: <10 ng/mL; orange: 10-100 ng/mL; dark orange: 100-1000 ng/mL; red: >1000 ng/mL
***fold change to wt:** green: <10-fold; orange: 10-100-fold; red: >100-fold*

[1] Set of mutations: A67V, Δ69-70, T95I, G142D, Δ143-145, Δ211, L212I, ins214EPE, G339D, S371L, S373P, S375F, K417N, N440K, G446S, S477N, T478K, E484A, Q493R, G496S, Q498R, N501Y, Y505H, T547K, D614G, H655Y, N679K, P681H, N764K, D796Y, N856K, N969K, L981F.

MOLECULAR partners

103

C onfidential 104 DARPin – Radio - Ligand Therapeutics New collaboration with Novartis

105 Radio - Ligand Therapeutics Collaboration • NIBR established as world leader in the RLT field • RLTs - the potential to deliver targeted radiation to tumor cells anywhere in the body • DARPins – small size and high specificity & affinity may offer an advantage in RLT’s, which often require a highly specific delivery vehicle • Both parties to collaborate on the discovery and optimization of the therapeutic candidates • Novartis would be responsible for all clinical development and commercialization activities • $20 million upfront to Molecular Partners, total potential milestone payments of up to $560 million, and up to low double - digit percent of royalties.